Exhibit 3.31

ARTICLES OF INCORPORATION

OF

MET-Rx™ USA, Inc.

a Nevada Corporation

I, the undersigned, being the original incorporator herein named, for the purpose of forming a corporation under the general corporation laws of the State of Nevada, to do business both within and without the State of Nevada, do make and file these Articles of Incorporation hereby declaring and certifying that the facts herein stated are true:

ARTICLE I

NAME

The name of the corporation is:

MET-Rx™ USA, Inc.

ARTICLE II

RESIDENT AGENT AND REGISTERED OFFICE

Section 2.01  Resident Agent and Registered Office.  The name and address of its resident agent for service of process is Kummer Kaempfer Bonner & Renshaw, Seventh Floor, 3800 Howard Hughes Parkway, Las Vegas, Nevada 89109. The location of the corporation’s registered office in the State of Nevada is Seventh Floor, 3800 Howard Hughes Parkway, Las Vegas, Nevada 89109.

ARTICLE III

SHARES OF STOCK

Section 3.01  Number and Class.  The amount of the total authorized capital stock of this corporation is two million five hundred thousand (2,500,000) shares at one cent ($0.01) par value and all such capital stock shall be designated as Common Stock. The Common Stock may be issued from time to time without action by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

The Board of Directors may issue such shares of Common Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

ARTICLE IV

DIRECTORS

Section 4.01  Governing Board.  The members of the governing board of the corporation shall be styled directors.

Section 4.02  Initial Board of Directors.  The initial Board of Directors shall consist of four (4) members. The names and addresses of the initial members of the Board of Directors are as follows:

NAME	ADDRESS

A. Scott Connelly, M.D.	c/o Case, Knowlson, Mobley Burnett & Luber Jamboree Center 5 Park Plaza, Suite 800 Irvine, California 92714

NAME	ADDRESS

Jerrold J. Pellizzon	c/o Case, Knowlson, Mobley Burnett & Luber Jamboree Center 5 Park Plaza, Suite 800 Irvine, California 92714

Charles I. Kosmont	c/o Case, Knowlson, Mobley Burnett & Luber Jamboree Center 5 Park Plaza, Suite 800 Irvine, California 92714

Roberto G. Brutoco	14 Rue de Louvre Henderson, Nevada 89014

The above named individuals shall serve as Directors until the first annual meeting of the stockholders or until their respective successors shall have been elected and qualified.

Section 4.03  Change in Number of Directors.  The number of directors may be increased or decreased by a duly adopted amendment to the Bylaws of the corporation.

ARTICLE V

INCORPORATOR

The name and address of the incorporator is Carol K. Williams, 3800 Howard Hughes Parkway, Seventh Floor, Las Vegas, Nevada 89109.

ARTICLE VI

DIRECTORS’ AND OFFICERS’ LIABILITY

A director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (ii) the unlawful payment of distributions. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

ARTICLE VII

INDEMNITY

Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or such person’s legal representative, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that such director or officer is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

Without limiting the application of the foregoing, the Board of Directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

ARTICLE VIII

STOCK TRANSFER RESTRICTION

No shares of any class of this corporation’s stock or other securities shall be transferred to, or held by, any person or entity engaged in any activity or in any line of business competitive with any activity or line of business engaged in by this corporation unless otherwise approved by the corporation’s Board of Directors and stockholders. The certificates evidencing stock and other securities issued by this corporation will bear a legend to the foregoing effect, together with such further legends as the corporation and its legal counsel deem necessary or appropriate.

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of June, 1994, hereby declaring and certifying that the facts stated hereinabove are true.

/s/ Carol K. Williams
Carol K. Williams, Incorporator

ACKNOWLEDGMENT

STATE OF NEVADA	)
) ss.
COUNTY OF CLARK	)

On this 28th day of June, 1994, personally appeared before me, a Notary Public, Carol K. Williams, who acknowledged to me that she executed the foregoing instrument.

/s/ Stephanie A. Richards
NOTARY PUBLIC in and for said County and State